# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

## REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

**For the month of November 2001**

**SUN INTERNATIONAL HOTELS LIMITED**
**(Translation of registrant's name into English)**

**Coral Towers, Paradise Island, The Bahamas**
**(address of principal executive offices)**

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___X___ No ____

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2001

SUN INTERNATIONAL HOTELS LIMITED

By: /s/John R. Allison

Name: John R. Allison

Title: Executive Vice President
Chief Financial Officer

**EXHIBIT LIST**

| Exhibit | Description |
|---|---|
| 99. | Sun International Shareholder Mailing for the Third Quarter of 2001 |

**Sun International**

## To Our Shareholders

The company reported a net loss for the quarter of $7.5 million, before pre-opening expenses, real estate sales, restructuring and refinancing costs, compared to recurring earnings of $9.2 million in the same period last year. The loss per share for the period, excluding the above items, was $0.28, compared to recurring earnings per share (pro forma for the sale of Resorts Atlantic City) of $0.10 for the same period last year.

Including the non-recurring items referred to above, the Company recorded a loss in the quarter of $11.7 million, compared to net income of $12.4 million for the same period last year. The reduction in profitability was primarily due to the dramatic effects on occupancies at Atlantis, Paradise Island, in September after September 11.

The Company's Paradise Island operations generated EBITDA of $14.3 million, a 38% decline compared to the $23.2 million that was achieved during the same period last year. The Paradise Island businesses performed very well during July and August. Atlantis achieved an average occupancy of 92% for these two months and an increase of 25% in EBITDA over the same period last year.

In September, which is traditionally slower after Labor Day in the United States, Atlantis' average occupancy was 35%, compared to 68% in the same month last year. Based on the significant reduction in business volumes in September, following September 11, a series of actions were taken at the property in order to reduce operating costs. Daily call volumes received by the Company's in-house tour operator, which fell by more than 70% following September 11, have improved quite significantly, although remain below year ago levels. Results at the Ocean Club were similarly affected by the events of September 11, with the property achieving an occupancy of 57% for the quarter compared to 78% for the same period last year.

The Mohegan Sun opened the first phase of its $960 million "Project Sunburst" expansion on September 25, 2001, which was one week ahead of schedule. The new "Casino of the Sky" adds over 80 additional table games, over 2,500 new slot machines, the "Shops at Mohegan Sun", a 10,000-seat events center, and further restaurant facilities. The final phase of the project will also feature a 1,200-room luxury hotel and a 100,000-square foot convention center, which are both expected to open in April 2002.

The Mohegan Sun Casino recorded growth of 7% in gross operating revenues over the same period last year, as gross revenues for the quarter were $233.3 million compared to $218.2 million in the same period last year. The gross win per slot machine per day for the quarter was $456, versus $535 for the same period last year, when neither the "Casino of the Sky" nor the "Hall of the Lost Tribes" smoke-free slot room had been opened, which together added over 3,100 new slot machines to the casino floor. Trading Cove Associates, an entity 50%-owned by the Company, receives payments of 5% of gross revenues of the expanded Mohegan Sun operation. The Company's share of Trading Cove Associate's net income from Mohegan Sun was $7.1 million for the quarter compared to $5.0 million in the prior year.

The Company manages seven luxury resort hotels in the Indian Ocean and Dubai. During the quarter, these properties were impacted by economic weakness in their European source markets and by the September 11 events. The Company earned management fees of $1.0 million from these other resort operations in the quarter, compared to $1.3 million in the comparable quarter last year.

The Company's Internet gaming subsidiary was successful in obtaining one of three licenses awarded by the Government of the Isle of Man, one of the most credible jurisdictions to regulate Internet gaming, despite stiff competition from many major land-based casino operators. The Company's Internet gaming test site, www.AmbassadorCasino.com which went live early in July 2001 in a test mode, is designed to exclude play from countries where Internet gaming is unlawful, including the United States, and to prevent under-age access to the site. The Company will monitor the progress of the site with the intention of launching a fully-fledged operation later this year. The costs related to the test site have been expensed as pre-opening expenses.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
November 1, 2001
Paradise Island, The Bahamas

*Forward-Looking Statements*
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

| Sun International Hotels Limited<br>Consolidated Balance Sheets<br>*(Dollars in thousands)* | September 30.<br>2001 | December 31,<br>2000 |
|---|---|---|
| | (Unaudited) | |
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | $ 18,208 | $ 22,497 |
| Restricted cash | 2,342 | 1,651 |
| Trade receivables, net | 33,041 | 40,612 |
| Due from affiliates | 24,376 | 34,140 |
| Inventories | 10,274 | 10,417 |
| Prepaid expenses | 9,426 | 9,849 |
| Net assets held for sale | - | 138,350 |
| Total current assets | 97,667 | 257,516 |
| Property and equipment, net | 1,155,539 | 1,155,509 |
| Notes receivable | 29,500 | - |
| Due from affiliates - non-current | 16,101 | 5,069 |
| Deferred charges and other assets | 17,140 | 13,120 |
| Investment in associated companies | 33,763 | 29,577 |
| Total assets | $ 1,349,710 | $ 1,460,791 |
| Liabilities and Shareholders' Equity | | |
| Current liabilities: | | |
| Current maturities of long-term debt | $ 255 | $ 230 |
| Accounts payable and accrued liabilities | 129,604 | 136,872 |
| Due to affiliates | 1,098 | - |
| Capital creditors | 8,156 | 12,954 |
| Total current liabilities | 139,113 | 150,056 |
| Long-term debt, net of current maturities | 517,781 | 668,908 |
| Total liabilities | 656,894 | 818,964 |
| Shareholders' equity | 692,816 | 641,827 |
| Total liabilities and shareholders' equity | $ 1,349,710 | $ 1,460,791 |

| Sun International Hotels Limited<br>Consolidated Statements of Operations<br>*(Amounts in thousands, except per share data)* | For the Three Months Ended September 30,<br>2001 | <br>2000 | For the Nine Months Ended September 30,<br>2001 | <br>2000 |
|---|---|---|---|---|
| | (Unaudited) | | (Unaudited) | |
| Revenues: | | | | |
| Casino and resort revenues | $ 99,453 | $ 186,736 | $ 387,399 | $ 585,999 |
| Less: promotional allowances | (4,146) | (11,721) | (18,610) | (40,466) |
| | 95,307 | 175,015 | 368,789 | 545,533 |
| Tour operations | 7,735 | 8,058 | 28,446 | 23,984 |
| Management and other fees | 8,460 | 8,031 | 26,783 | 24,701 |
| Real estate related | 2,014 | 9,413 | 9,771 | 105,504 |
| Other | 1,096 | 773 | 2,860 | 2,231 |
| | 114,612 | 201,290 | 436,649 | 701,953 |
| Expenses: | | | | |
| Casino and resort expenses | 61,886 | 114,581 | 202,465 | 342,995 |
| Tour operations | 7,019 | 6,997 | 25,060 | 21,444 |
| Selling, general and administrative | 20,166 | 27,004 | 62,794 | 78,059 |
| Real estate related | 554 | 4,845 | 2,865 | 30,739 |
| Corporate expenses | 5,498 | 6,444 | 17,711 | 18,636 |
| Depreciation and amortization | 13,937 | 15,056 | 38,053 | 44,334 |
| Write-off of Desert Inn costs | - | - | - | 11,202 |
| Transactions costs | - | - | - | 7,014 |
| Restructuring costs | 1,200 | - | 1,200 | - |
| Pre-opening expenses | 781 | 1,397 | 5,136 | 2,087 |
| | 111,041 | 176,324 | 355,284 | 556,510 |
| Operating income | 3,571 | 24,966 | 81,365 | 145,443 |
| Other income and expenses: | | | | |
| Interest income | 1,875 | 826 | 6,145 | 2,798 |
| Interest expense, net of capitalization | (11,195) | (10,361) | (38,031) | (33,681) |
| Non-recurring interest expense | (3,355) | - | (3,355) | - |
| Equity in earnings (loss) of affiliates | (638) | 753 | 2,166 | 1,767 |
| Other, net | (390) | (707) | (450) | (707) |
| Income (loss) before income taxes | (10,132) | 15,477 | 47,840 | 115,620 |
| Provision for income taxes | (1,612) | (3,103) | (4,566) | (5,436) |
| Net income (loss) | $ (11,744) | $ 12,374 | $ 43,274 | $ 110,184 |
| Diluted earnings (loss) per share | $ (0.44) | $ 0.42 | $ 1.55 | $ 3.45 |
| Weighted average number of shares outstanding | 26,765 | 29,664 | 27,836 | 31,957 |

**Sun International Hotels Limited**
**Consolidated Statements of Cash Flows**
***(Dollars in thousands)***

| | For the Nine Months Ended September 30, 2001 | For the Nine Months Ended September 30, 2000 |
|---|---|---|
| | (Unaudited) | |
| Cashflows from operating activities: | | |
| Reconciliation of net income to net cash provided by operating activities: | | |
| Net income | $ 43,274 | $ 110,184 |
| Depreciation and amortization | 38,053 | 44,334 |
| Amortization of debt issuance costs and discount | 3,546 | 3,346 |
| Provision for doubtful receivables | 5,497 | 5,354 |
| Provision for discount on CRDA obligations, net | - | 740 |
| Reclass of property, plant and equipment to land held for sale | 1,970 | 22,964 |
| Loss on disposal of fixed assets | 450 | 707 |
| Net change in working capital accounts | (7,629) | 344 |
| Net change in deferred charges | (487) | 9,767 |
| Equity earnings from affiliates, net | (434) | (81) |
| Net cash provided by operating activities | 84,240 | 197,659 |
| Cashflows from investing activities: | | |
| Payments for major capital projects, net of insurance proceeds received | (33,510) | (92,490) |
| Other operating capital expenditures | (11,205) | (17,938) |
| Acquisition of equity interest in Kanuhura | (3,752) | - |
| Advances to joint venture and associated company | (9,625) | (111,760) |
| Proceeds received from sale of Resorts, net | 120,850 | - |
| Proceeds received from the sale of other assets | 270 | 397 |
| Deposit refunded on proposed acquisition of Desert Inn | - | 7,750 |
| CRDA deposits and other | - | (2,162) |
| Net cash provided by (used in) investing activities | 63,028 | (216,203) |
| Cashflows from financing activities: | | |
| Proceeds from issuance of debt | 253,500 | 174,000 |
| Repayment of debt | (404,674) | (112,662) |
| Payments for purchase of shares pursuant to tender offer | - | (120,000) |
| Payments for purchase of other treasury shares | - | (8,323) |
| Proceeds from exercise of stock options | 7,709 | 2,488 |
| Debt issue/modification costs | (7,401) | (919) |
| Net cash used in financing activities | (150,866) | (65,416) |
| Net increase (decrease) in cash and cash equivalents | (3,598) | (83,960) |
| Cash and cash equivalents at beginning of period | 24,148 | 40,210 |
| Cash and cash equivalents at end of period | $ 20,550 | $ (43,750) |

Sun International

**P.O. Box N-4777**
**Nassau, The Bahamas**

# SUN INTERNATIONAL REPORTS THIRD QUARTER 2001 RESULTS